Exhibit 99.1

FOR IMMEDIATE RELEASE

Silicom Launches Evenstar Distributed Unit to
Accelerate OpenRAN Adoption

- Silicom DU Features Advanced Offloads and Time Synchronization -

KFAR SAVA, Israel — March 8, 2021, - Silicom Ltd. (NASDAQ: SILC), a leading provider of networking and data infrastructure solutions, today announced the launch of its O-RAN compliant, Evenstar Distributed Unit (DU) in collaboration with Facebook Connectivity and other Evenstar partners.

The Evenstar DU addresses the growing mobile operator demand for best-in-breed, unbundled DUs that meet 3GPP and O-RAN specifications in order to facilitate the roll-out of OpenRAN 4G and 5G networks.

"We are delighted to be selected by the Evenstar program to introduce our unique DU to a market awaiting OpenRAN-compliant solutions,” commented Shaike Orbach, Silicom’s CEO. “Through this collaboration, we will provide operators with groundbreaking functionality that takes their network flexibility and performance to a new level – such as advanced offloads and time synchronization - at highly competitive price points."

Launched last year in collaboration with a number of industry players, the Evenstar program aims to accelerate the adoption of OpenRAN solutions by contributing RAN reference architecture to the Telecom Infra Project’s OpenRAN Project Group. The concept behind OpenRAN is to enable operators to decouple key network components, including RUs (Radio Units), DUs (Distribution Units) and CUs (Central Units), enabling best-of-breed components from diverse vendors to be combined into networks for superior performance. This approach is key for driving innovation and reducing network costs.

“We are excited to collaborate with Silicom and other ecosystem partners to build Evenstar components for 4G and 5G networks,” commented Jaydeep Ranade, Director of Wireless Engineering for Facebook Connectivity. “A healthy ecosystem of OpenRAN vendors plays a huge role in accelerating the  deployment of simplified, flexible and efficient RAN technologies.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 170 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based, SD-WAN, NFV and Edge markets, the speed and extent to which solutions are adopted by these markets, likelihood that Silicom will rely increasingly on customers which provide solutions in these evolving markets, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition, disruptions to our manufacturing and development along with general disruptions to the entire world economy relating to the spread of the novel coronavirus (COVID-19) and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail: silicom@gkir.com